SELECT ASSET INC.
                               745 Seventh Avenue
                            New York, New York 10019


                                February 3, 2004


BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Jennifer G. Williams

Re:   Select Asset Inc. (File No. 333-103989)
      Application to Withdraw the Registration Statement on Form S-3
      --------------------------------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, Select Asset Inc. (the "Registrant") hereby withdraws its Registration Statement on Form S-3 filed with the SEC on March 24, 2003 (the "Registration Statement").

      Since the Registrant does not wish to publicly offer securities at this time pursuant to the Registration Statement, it has decided to withdraw the Registration Statement. Please note that no securities have been sold in connection with the Registration Statement.

      If you have any questions regarding this application, please call Richard
M. Schetman of Cadwalader, Wickersham & Taft LLP at (212) 504-6906.


                                SELECT ASSET INC.

                                By:   /s/ William Cronin
                                   ------------------------------
                                    William Cronin, President

cc:   Richard M. Schetman, Esq.